MY TRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

22 May 2002

02 MAY 24 AM 10: C

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finan
450 Fifth Street, N.W.
Washington, D.C. 20549

02034287

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 22 May 2002, the Company filed with the London Stock Exchange an announcement of MyTravel Group plc Interim Results for the six months ended 31 March 2002.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-020522

22 May 2002

MYTRAVEL GROUP plc

INTERIM RESULTS

FOR THE SIX MONTHS ENDED 31 MARCH 2002

- **Seasonal operating loss before e-commerce costs, exceptional items and goodwill of £122.3m (2001: £77.4m) in line with expectations**
- **First quarter seasonal losses increase by £58.8m due to 11 September**
- **27% improvement in German operating result**
- **US market shows resilience**
- **Less holidays left to sell for summer 2002 than last year**
- **Slowdown in peak summer brochure-priced family bookings in UK since Easter**
- **Early sales for summer 2003 encouraging**
- **mytravel.com continues to outperform management expectations**
- **Launch of interactive digital TV channel in 2002**
- **Launch of low fares airline in 2002**

SUMMARY OF TURNOVER AND OPERATING RESULTS

	2002		2001	
	Turnover £m	Operating Result* £m	Turnover £m	Operating Result* £m
UK	830.8	(87.6)	938.1	(50.8)
Northern Europe	419.1	(17.6)	518.4	(7.4)
Germany	182.4	(18.3)	302.2	(25.0)
North America	280.1	0.7	340.0	4.3
Hotel & Retail JVs & Associates	15.1	0.5	13.8	1.5
Discontinued businesses	-	-	5.9	-
	1,727.5	(122.3)	2,118.4	(77.4)

* Operating result is stated before e-commerce costs, exceptional items and goodwill.

Commenting on the results for the period and the trading outlook Tim Byrne, Chief Executive of MyTravel Group plc said:

"The unprecedented and tragic events of 11 September in the United States left the travel industry and the world economy in an uncertain position going into the winter period, resulting in a very poor performance for the MyTravel Group in the first quarter. We also saw substantially reduced advanced bookings during the first quarter for holidays for this summer.

"Recouping the increased first quarter losses has always depended upon recovering the shortfall in family bookings at brochure prices, particularly for the UK peak season. To date, we have not recovered this shortfall and can therefore no longer be confident of recovering all the increased first quarter losses. We were pleased to see an improvement in our performance in the second quarter and we believe the actions the Group has taken to reduce costs and capacity will ensure that we also deliver an improved performance year on year in the second half.

"A return to more normal trading and booking patterns, together with the efficiency measures we have taken to date and our plans for top line growth announced today, provide significant opportunities for profitable growth in 2003 and beyond."

A presentation will be made to analysts at 9.30am and to the media at 11.30am at the City Presentation Centre, 4 Chiswell Street, Finsbury Square, London. For further information and to see an interview with Tim Byrne visit our website on www.mytravelgroup.com.

Enquiries:

MyTravel Group plc

David Crossland	Chairman	Until 24/05/02	020 7404 5959
Tim Byrne	Chief Executive	Thereafter	0161 232 6523
David Jardine	Finance Director		

Brunswick

Fiona Antcliffe 020 7404 5959

OPERATING REVIEW

Trading

As we indicated in our AGM statement, the events of 11 September have significantly impacted the Group's results for the half year with seasonal operating losses up £44.9m to £122.3m. Losses in the first quarter were £58.8m higher than in the previous year, as capacity and bookings were reduced for all seasons on sale. Another significant impact on the Group in this period was a deferral of bookings for future seasons, and in particular for peak season, brochure-priced family holidays for summer 2002. This deferral has had a major impact on the profitability of our businesses, particularly in the UK.

We are pleased to report a recovery in the second quarter, where we have reduced our losses year on year by 55%. This improvement is in part due to an increase in demand in January and February together with Easter falling early compared to the prior year. However, more significant is the impact of the rapid cost cutting measures undertaken across all of our businesses and the tightening of capacity that we have implemented to match supply with anticipated demand.

We are also pleased with the progress made in our German businesses, where operating losses have been reduced by £6.7m, or 27%, from £25.0m to £18.3m. Consequently, we believe we are still on track to return this business to profitability in 2003. The performance of our North American operations was also encouraging, and we were able to deliver an operating profit of £0.7m in the period, despite the very difficult trading conditions in the first quarter.

Outlook

Our full year performance depends on our ability to recover the remainder of the first quarter losses in the rest of the year. We believe that the continued benefits from the cost cutting initiatives, together with the strong recovery we are seeing in the US will enable us to deliver an improved performance year on year in the second half. However, to recover the shortfall in full required a reversal of the deferred bookings for peak season, brochure-priced family holidays seen in the first quarter. Whilst we did see encouraging signs of an improved trend in the second quarter, brochure-priced

bookings since Easter have been disappointing and as a consequence we can no longer be confident of recovering all of those increased losses.

In 2002/03, however, we expect to see a return to more normal patterns of bookings in the first quarter and the elimination of the increased losses suffered this year. We will also continue to benefit from the efficiency measures which we have put in place this year, which include the continued elimination of duplicated costs across all of our businesses and the realisation of synergies. To this can be added the expected return to profitability of our German business and the strong growth expected within our North American operations, and we believe we can deliver a significantly improved performance next year.

Strategy

It remains a key part of our strategy to deliver efficiency improvements to our bottom line. However, we also remain committed to delivering sustainable top line growth. The leisure travel market is growing strongly, and we are determined to take our share by making our vertically integrated model more flexible and, in turn, offering our customers more flexibility in both products and services. This process began with the launch in November of MyTravel, which is not simply a name change but a whole new way of doing business.

Our investment in e-commerce is delivering results and accounts for over 7% of the UK internet travel agency market, without incurring any advertising expenditure. We continue to develop this medium and in the UK we have now launched the second phase of mytravel.com which has many more features and enhanced accessibility. In Scandinavia, the MyTravel website is also proving to be very successful, being one of the most popular internet travel sites available.

To supplement our distribution further, we are pleased to announce our intention to launch a new interactive digital television channel to be called MyTravel TV later this year, which will give us even greater distribution power. This television channel will utilise the same technology as that already in place within mytravel.com, therefore allowing us to launch without significant additional investment. At the same time we are also introducing technology that will allow real time dynamic packaging, which

gives the customer the ability to mix and match those elements of the holiday that they require.

One key element of the holiday is the flight. The last few years have seen the successful emergence of low fares airlines, particularly in the UK, and we intend to share in that market. In the UK, MyTravel flies from 21 airports to over 70 destinations worldwide. By moving a small number of our existing aircraft fleet from their charter operations into a low fares airline operating out of a major UK airport, we will gain a low cost entry to this high growth market with no increase in our operational gearing. To facilitate the development of our low fares airline, MyTravel TV and mytravel.com in Europe, Richard Carrick has recently been appointed as Chief Executive of our newly established Development division.

Group summary of results

Turnover, including our share from Joint Ventures, decreased in the period from £2,118.4m to £1,727.5m, a decrease of 18.5% over the same period last year. Of the £390.9m decrease year on year, £119.8m is attributable to our operations in Germany and largely reflects the planned capacity reductions as a result of the fundamental reorganisation of this business which we have undertaken since acquisition of the remaining shares. Excluding Germany, the reduction year on year was £271.1m, or 14.9% which reflects reduced capacity on sale in all our other markets.

Seasonal operating losses before e-commerce costs, exceptional items and goodwill were £122.3m compared with a loss of £77.4m in 2001. The deterioration of £44.9m year on year, however, reflects a very poor performance in the first quarter, when operating losses increased year on year by £58.8m. This was followed by an encouraging improvement in the second quarter when operating losses decreased by £13.9m, or 55% year on year.

E-commerce costs of £9.6m were incurred in the period (2001: £6.1m) as a result of our continuing investment in the global MyTravel initiative. Of the £9.6m, £5.1m was incurred in the UK; £4.1m in Northern Europe; £0.2m in Germany and £0.2m in North America.

Net exceptional costs in the period amounted to £3.2m (2001: profit of £3.6m) of which £1.5m represents further costs of the fundamental reorganisation of the German business which was started last year.

Goodwill amortised amounted to £16.4m in the period (2001: £15.1m).

Net interest payable was £5.5m compared with £2.6m in the same period last year.

Taxation

The tax credit for the six months to 31 March 2002 is based on an underlying tax rate of 24% on the pre-tax loss before exceptional items and goodwill, which is in line

with our current expectations of the anticipated charge for the full year, together with our expectation of the tax charges and credits in respect of exceptional items.

Financial Reporting Standard 19 on deferred tax has become effective for MyTravel Group plc this financial year and consequently its adoption is reflected in these interim accounts. The standard sets out revised principles of accounting for deferred tax, the most significant of which is a move towards full provisioning for deferred tax assets and liabilities. The impact of this standard has been to reduce the tax charge for the financial statements of the year ended 30 September 2001 by £0.9m and increase the related deferred tax liability by £8.0m. The deferred tax liability at 31 March 2001 has been increased by £8.9m. Management believe that this change in accounting for deferred tax will not materially affect the Group's effective tax charge for the foreseeable future.

Dividend

The Board has approved an interim dividend of 2.00p per share which is the same as that paid last year. The interim dividend will be paid on 21 June 2002 to shareholders on the register as at 31 May 2002.

Balance sheet

Net assets at 31 March 2002 amounted to £376.0m compared with £435.5m as restated at 31 March 2001 and £513.9m as restated at 30 September 2001. The main movements since 30 September 2001 are a reduction in cash and deposits of £199.3m, an increase in debtors of £142.7m, and an increase in creditors due within one year of £131.9m, all of which largely reflect the seasonal flows of our business.

Cash balances, cash flows & net debt

Cash and deposits at 31 March 2002 were £179.3m compared with £322.4m at the same time last year and £378.6m at 30 September 2001. Major cash outflows in the six month period comprised £279.5m of operating cash flows compared with £264.1m in the six month period to 31 March 2001.

Seasonal working capital outflows included above amounted to £170.8m compared with £172.6m at 31 March 2001. The deferral of bookings that we have seen for

summer 2002 resulted in significantly lower deposits being received from customers in the period. We anticipated this and undertook measures in all our businesses to mitigate its effect, in particular by reducing advanced payments to suppliers, and as a result have successfully maintained a similar level of seasonal outflow as the prior year. Other outflows include £35.6m on the purchase of fixed assets which is significantly below last year's level of £75.1m.

Inflows in the period mainly comprised £86.8m net increase in loan facilities utilised; £23.2m of proceeds from the sale of fixed assets; and £18.7m of repayment of loans from our Joint Venture, Hotetur.

Net debt at 31 March 2002 was £363.0m compared with £168.3m at the same time last year and £20.0m at 30 September 2001. The increase year on year largely reflects the refinancing of some of our aircraft fleet and the consequential recognition of £89.9m of lease commitments on balance sheet, together with the increased seasonal operating losses.

Financial resources

The Group continues to have substantial cash resources, bank facilities and committed bonding facilities. During the period we successfully refinanced a £400m bonding facility, providing committed regulatory bonding until March 2005. The transaction secured capacity from both banks and sureties with the bank portion being substantially oversubscribed.

SEGMENTAL REVIEW OF RESULTS

UK – continuing

The winter season ended with charter passengers carried at 91% and average selling prices at 101% of the previous year's level. Load factors were 1% down year on year.

Seasonal operating losses before e-commerce costs, exceptional items and goodwill were £87.6m compared with £50.8m in the prior year period. The increased losses year on year largely reflect a very difficult first quarter and the reduction in capacity for both winter 2001/02 and summer 2002. This reduced capacity, together with the delayed booking trend for summer 2002, resulted in significantly lower sales through our distribution network, particularly in the first quarter. As a result, losses in the first quarter were £44.6m higher than the prior year. In the second quarter, we saw improvements in all the UK businesses with losses reduced by £7.8m, or 40%, year on year. This recovery reflects a gradual return to more normal levels of demand, together with the impact of cost reduction initiatives undertaken.

Net interest receivable in the period amounted to £4.6m (2001: £8.8m). The reduction year on year reflects lower interest rates and reduced cash balances. Net exceptional costs in the period were £0.1m (2001: £3.0m).

Other Europe – continuing

Northern Europe

In the winter season we took 19% fewer charter passengers on holiday from Northern Europe than in the prior year. Load factors were, however, in line with last year and average selling prices 10% higher. Operating losses before e-commerce costs, exceptional items and goodwill in the period amounted to £16.2m (2001: £7.4m). These increased losses year on year are a result of both the poor demand highlighted above and increased costs. Demand has been adversely impacted by weak market conditions following the depreciation of the Scandinavian currencies. Margins in these businesses have been further eroded due to an increase in insurance costs and airport security charges. As the majority of our winter customers had already booked their holidays prior to these increases, we were unable to pass them on. The benefits of the cost cutting exercise undertaken, particularly in the second quarter, have

partially offset the reduction in margin. Operating losses in the first quarter were £10.3m higher than the prior year, whereas the second quarter showed an improvement of £1.5m year on year.

Net interest receivable amounted to £2.0m (2001: £4.5m), the reduction year on year reflecting lower cash balances and interest rates. Net exceptional costs in the period amounted to £1.4m (2001: profit of £0.4m), and relate to losses on the disposal of fixed assets.

Germany

Following the actions taken since the acquisition of FTi, including the rationalisation of programmes, the reduction in bed commitments and overheads and the improvements in efficiency, we are pleased to announce a further reduction in seasonal losses in our German businesses year on year. Operating losses before e-commerce costs, exceptional items and goodwill were £18.3m compared with £25.0m in the comparable prior year period. Charter passengers carried in the winter were 34% of last year's level, in line with our planned reduction in capacity following our programme rationalisation, but selling prices were 20% higher.

Net interest payable in the period amounted to £4.0m (2001: £4.6m).

Exceptional costs in the period of £1.7m (2001: £nil) include £1.5m of further costs relating to the fundamental reorganisation which we started last year and £0.2m of losses on the sale of fixed assets.

Other Europe – acquisitions

On 12 October 2001 we acquired, for £1.3m, the brand name and retail outlets of NBBS, a tour operator based in The Netherlands. This acquisition gives us a retail presence in this market and provides us with an important distribution channel for sales from our established tour operator in Holland. Operating losses from this business in the period amounted to £1.4m, which is in line with our expectations at the time of acquisition. Net interest payable was £0.1m.

North America – continuing

The events of 11 September had a significant impact upon our North American operations in the first quarter, with losses increased to £9.8m compared with £2.9m last year. However, with improved yields, particularly in our US charter operations and Auto Europe, and significant cost cutting measures undertaken across all our North American businesses, we are pleased to report that performance in the second quarter was greatly improved, up £3.3m to £10.5m or 46% ahead year on year.

As a result, our North American operations maintained a profitable performance in the half year, delivering operating profit before e-commerce costs, exceptional items and goodwill of £0.7m (2001: £4.3m). Charter passengers in the winter were 91% of the prior year and load factors were 1% down, however, selling prices were up 2%.

Net interest payable in the period amounted to £7.5m (2001: £11.2m). The reduction year on year largely reflects lower interest rates in the US.

Joint Ventures and Associates

Joint Ventures and Associates comprise Tenerife Sol, Hotetur, our MyTravel credit card joint venture and Aqua Sol. Our share of operating profit before goodwill from these businesses amounted to £0.5m (2001: £1.5m) which is in line with our expectations. Net interest payable amounted to £0.5m (2001: £0.1m).

TRADING OUTLOOK

UK

	Summer 2002 Charter bookings (% of prior year)	Summer 2002 Average selling prices (% of prior year)
Current position	92%	97%
Position at 30 January per AGM	91%	97%

Bookings for summer 2002 in our UK charter businesses are currently at 92% of the prior year and average selling prices at 97%. We continue to see a deferral of bookings for peak season, brochure-priced family holidays.

Brochures for winter 2002/03 were launched significantly later this year than in the previous year by the whole market. Consequently, bookings are currently at 63% of the prior year and average selling prices are at 97%.

Bookings and average selling prices for summer 2003 are significantly ahead of the prior year, and whilst this is encouraging, it is still very early in the booking cycle.

Northern Europe

	Summer 2002 Charter bookings (% of prior year)	Summer 2002 Average selling prices (% of prior year)
Current position	76%	110%
Position at 30 January per AGM	68%	107%

Bookings for summer in Northern Europe are currently at 76% of the previous year which represents an improvement on the position reported at the AGM. We continue to see dampened demand as a result of the price rises following the cost increases in this market. However, our ability to successfully manage our capacity means we have less holidays left to sell than at the same time last year.

Bookings for winter 2002/03 are currently at 92% of the prior year with average selling prices at 108%.

Germany

	Summer 2002 Charter bookings (% of prior year)	Summer 2002 Average selling prices (% of prior year)
Current position	57%	113%
Position at 30 January per AGM	35%	131%

Bookings for summer 2002 in Germany are currently 43% down on the prior year, largely reflecting the significant reduction in our capacity following the restructuring programmes undertaken. Average selling prices continue to show a significant improvement on last year, up 13%. Volumes in our German modular business, which has a strong North American programme, continue to suffer following a difficult first quarter.

North America

	Summer 2002 Charter bookings (% of prior year)	Summer 2002 Average selling prices (% of prior year)
Current position	83%	99%
Position at 30 January per AGM	not on sale	not on sale

Bookings in our North American charter businesses are currently at 83% of the prior year with selling prices at 99%. We are pleased with the recovery shown in this market which has been assisted by the demise of a competitor.

Cumulative cruise bookings in TSI are currently at 120% of the prior year. Bookings at Auto Europe are at 87% of last year but with significantly improved yields.

Group Profit and Loss Account

	Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Restated Year to 30/09/01 £m
Turnover: Group and share of Joint Ventures'			
Continuing operations	1,723.5	2,112.5	5,067.2
Acquisitions	4.0	-	-
	1,727.5	2,112.5	5,067.2
Discontinued operations	-	5.9	22.3
	1,727.5	2,118.4	5,089.5
Less: share of Joint Ventures' turnover			
Continuing operations	(15.1)	(13.8)	(28.1)
Group turnover	**1,712.4**	**2,104.6**	**5,061.4**
Operating (loss)/profit before e-commerce costs, exceptional operating items and goodwill	**(122.8)**	**(78.9)**	**141.5**
e-commerce costs	(9.6)	(6.1)	(15.2)
Exceptional operating items	-	(19.1)	(24.3)
Goodwill	(15.5)	(14.6)	(30.1)
Operating (loss)/profit			
Continuing operations	(146.5)	(118.7)	71.9
Acquisitions	(1.4)	-	-
Group operating (loss)/profit	**(147.9)**	**(118.7)**	**71.9**
Income from interests in Joint Ventures and Associates			
Continuing operations	0.5	1.5	5.9
Goodwill	(0.9)	(0.5)	(1.7)
Group and share of Joint Ventures' and Associates' operating (loss)/profit	**(148.3)**	**(117.7)**	**76.1**
Exceptional items			
(Loss)/profit on sale of tangible fixed assets	(1.7)	21.5	22.8
Profit on sale of tangible fixed assets in Joint Venture	-	6.1	-
Losses on terminated operations	(0.2)	-	(19.7)
Less utilisation of provision for losses on terminated operations	0.2	-	15.8
Costs of a fundamental reorganisation	(1.5)	(4.9)	(11.3)
(Loss)/profit on ordinary activities before finance charges	**(151.5)**	**(95.0)**	**83.7**
Finance charges (net)			
Group	(5.0)	(2.5)	(2.3)
Joint Ventures and Associates	(0.5)	(0.1)	(0.1)
(Loss)/profit on ordinary activities before tax	**(157.0)**	**(97.6)**	**81.3**
Tax on (loss)/profit on ordinary activities	33.4	26.4	(29.4)
(Loss)/profit on ordinary activities after tax	(123.6)	(71.2)	51.9
Equity minority interests	(0.1)	(0.5)	(3.5)
Non-equity minority interests	(8.4)	(8.4)	(16.7)
(Loss)/profit for the period	**(132.1)**	**(80.1)**	**31.7**
Dividends	(9.8)	(9.8)	(46.6)
Transfer from reserves	**(141.9)**	**(89.9)**	**(14.9)**
(Loss)/earnings per share			
Basic	(26.88p)	(16.37p)	6.46p
- pre-goodwill	(23.55p)	(13.77p)	12.96p
- pre-goodwill and exceptional items	(22.97p)	(15.23p)	16.36p
- pre-goodwill, exceptional items and e-commerce costs	(21.48p)	(14.28p)	18.73p

Group Balance Sheet

	Unaudited as at 31/03/02 £m	Unaudited Restated as at 31/03/01 £m	Restated as at 30/09/01 £m
Fixed assets			
Intangible assets – goodwill	535.4	556.1	540.2
Tangible assets	498.7	497.7	431.1
Joint Ventures and Associates	68.6	51.1	70.5
Other investments	13.4	14.9	13.2
Total fixed assets	**1,116.1**	**1,119.8**	**1,055.0**
Current assets			
Stocks	14.1	16.1	13.3
Debtors: amounts falling due within one year	788.8	821.0	657.5
Debtors: amounts falling due after one year	192.4	165.5	181.0
Cash and deposits	179.3	322.4	378.6
	1,174.6	1,325.0	1,230.4
Creditors: amounts falling due within one year	(1,335.2)	(1,348.2)	(1,203.3)
Net current (liabilities)/assets	**(160.6)**	**(23.2)**	**27.1**
Total assets less current liabilities	**955.5**	**1,096.6**	**1,082.1**
Creditors: amounts falling due after one year			
Convertible debt	(247.3)	(270.4)	(271.3)
Other creditors	(232.8)	(272.6)	(189.3)
	(480.1)	(543.0)	(460.6)
Provisions for liabilities and charges	**(99.4)**	**(118.1)**	**(107.6)**
Net assets	**376.0**	**435.5**	**513.9**
Capital and reserves			
Called up share capital	49.4	49.2	49.3
Reserves	116.7	176.9	255.0
Equity shareholders' funds	**166.1**	**226.1**	**304.3**
Equity minority interests	0.9	1.3	1.1
Non-equity minority interests	209.0	208.1	208.5
	376.0	**435.5**	**513.9**

Group Statement of Total Recognised Gains and Losses

	Unaudited 6 months to 31/03/02 £m	Unaudited Restated 6 months to 31/03/01 £m	Restated Year to 30/09/01 £m
(Loss)/profit for the period	**(132.1)**	**(80.1)**	**31.7**
Currency differences on foreign currency net investments	0.4	(10.8)	(8.8)
Total recognised gains and losses relating to the period	**(131.7)**	**(90.9)**	**22.9**
Prior year adjustment (see note 8)	(8.0)	-	-
Total gains and losses recognised in the period	**(139.7)**	**(90.9)**	**22.9**

Reconciliation of Movements in Group Shareholders' Funds

	Unaudited 6 months to 31/03/02 £m	Unaudited Restated 6 months to 31/03/01 £m	Restated Year to 30/09/01 £m
(Loss)/profit for the period	(132.1)	(80.1)	31.7
Dividends	(9.8)	(9.8)	(46.6)
	(141.9)	(89.9)	(14.9)
Exchange differences	0.4	(10.8)	(8.8)
Issue of shares (net of expenses)	3.3	0.9	2.1
Net decrease in shareholders' funds	(138.2)	(99.8)	(21.6)
Equity shareholders' funds at 1st October as restated for prior year adjustment	304.3	325.9	325.9
Equity shareholders' funds at period end	**166.1**	**226.1**	**304.3**

Group Cash Flow Statement

	Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
Net cash outflow from operating activities	**(279.5)**	**(264.1)**	**(10.5)**
Dividends received from Associates	**0.1**	**-**	**0.6**
Returns on investments and servicing of finance			
Net interest received	0.2	0.5	4.2
Interest element of finance leases	(2.8)	(1.7)	(3.4)
Dividends paid on undated preference shares	(7.9)	(7.9)	(15.8)
Minority interests	(0.2)	-	(3.3)
Net cash outflow from returns on investments and servicing of finance	**(10.7)**	**(9.1)**	**(18.3)**
Tax received /(paid)	**8.9**	**(2.9)**	**(1.3)**
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(35.6)	(75.1)	(126.2)
Purchase of fixed asset investments	(0.3)	(6.8)	(7.9)
Loans to Joint Ventures repaid	18.7	-	18.0
Sale of tangible fixed assets	23.2	73.6	86.0
Net cash inflow/(outflow) from capital expenditure and financial investment	**6.0**	**(8.3)**	**(30.1)**
Acquisitions and disposals			
Purchase of subsidiaries	(1.9)	(13.8)	(32.7)
Proceeds less cash at bank and in hand disposed of with subsidiaries	6.0	-	(3.5)
Cash at bank and in hand acquired with subsidiaries	-	2.1	5.9
Investment in Joint Ventures and Associates	-	-	(27.4)
Net cash inflow/(outflow) from acquisitions and disposals	**4.1**	**(11.7)**	**(57.7)**
Equity dividends paid	**-**	**(35.3)**	**(45.1)**
Cash outflow before use of liquid resources and financing	**(271.1)**	**(331.4)**	**(162.4)**
Management of liquid resources			
Movement on term deposits	147.5	461.3	328.9
Net cash inflow from management of liquid resources	**147.5**	**461.3**	**328.9**
Financing			
Issue of shares	3.3	0.9	2.2
Issue of unsecured senior loan notes	-	-	66.5
Loan facilities utilised/(repaid)	86.8	(131.4)	(277.1)
Redemption of Convertible Bonds due 2004	-	-	(25.0)
Capital element of finance leases	(11.3)	(7.5)	(9.8)
Net cash inflow/(outflow) from financing	**78.8**	**(138.0)**	**(243.2)**
Decrease in cash in the period	**(44.8)**	**(8.1)**	**(76.7)**

Reconciliation of Net Cash Flow to Movement in Net Debt

	Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
Decrease in cash in the period	(44.8)	(8.1)	(76.7)
Cash (inflow)/outflow from (increase)/decrease in debt and lease financing	(75.5)	138.9	245.4
Cash inflow from increase in liquid resources	(147.5)	(461.3)	(328.9)
Changes in net debt resulting from cash flows	(267.8)	(330.5)	(160.2)
Loans and finance leases acquired with subsidiaries	-	(0.6)	(0.8)
Transfer of Convertible Bonds due 2004 redeemed 28 March, settled 4 April	25.0	-	-
Redemption of Convertible Bonds due 2004	-	16.0	(9.0)
Issue costs of Convertible Bonds due 2004	(1.1)	(1.1)	(2.0)
Capitalisation of finance leases	(89.9)	-	-
Exchange differences	(9.2)	(11.0)	(6.9)
Movement in net debt in the period	(343.0)	(327.2)	(178.9)
Net (debt)/funds brought forward	(20.0)	158.9	158.9
Net debt carried forward	**(363.0)**	**(168.3)**	**(20.0)**

Notes to the Financial Statements

1. Basis of preparation

The interim financial statements have been prepared on the basis of accounting policies consistent with those set out in the Group's 2001 annual report with the exception of the policy revision implemented following the adoption by the Group of Financial Reporting Standard 19 (Deferred Tax). Further details are given in note 8.

The financial information in this statement relating to the six months ended 31 March 2002 and the six months ended 31 March 2001 is unaudited and does not constitute full statutory accounts within the meaning of Section 240 of the Companies Act 1985. The results shown for the year ended 30 September 2001 have been derived from the full report and accounts which received an unqualified auditors' report and did not contain any statements under Section 237(2) or (3) of the Companies Act 1985, and have been delivered to the Registrar of Companies.

2. Segmental information

(a) Turnover

		Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
UK				
continuing		830.8	938.1	2,672.2
Other Europe				
continuing	Northern Europe	415.1	518.4	1,032.3
	Germany	182.4	302.2	684.4
acquisitions	Northern Europe	4.0	-	-
discontinued activities		-	5.9	22.3
North America				
continuing		280.1	340.0	650.2
Group		**1,712.4**	**2,104.6**	**5,061.4**
Joint Ventures				
continuing		15.1	13.8	28.1
Group and share of Joint Ventures'		**1,727.5**	**2,118.4**	**5,089.5**

(b) Operating (loss)/profit

		Pre e-commerce, exceptional operating items & goodwill		Post e-commerce, exceptional operating items & goodwill		
		Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
UK						
continuing		(87.6)	(50.8)	(95.7)	(75.8)	65.7
Other Europe						
continuing	Northern Europe	(16.2)	(7.4)	(20.8)	(10.6)	30.2
	Germany	(18.3)	(25.0)	(21.7)	(28.1)	(32.2)
acquisitions	Northern Europe	(1.4)	-	(1.4)	-	-
North America						
continuing		0.7	4.3	(8.3)	(4.2)	8.2
Group		**(122.8)**	**(78.9)**	**(147.9)**	**(118.7)**	**71.9**
Joint Ventures						
continuing		0.8	1.2	0.2	0.8	1.8
Associates						
continuing		(0.3)	0.3	(0.6)	0.2	2.4
		(122.3)	**(77.4)**	**(148.3)**	**(117.7)**	**76.1**

(c) e-commerce costs

		Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
UK				
continuing		5.1	3.0	8.4
Other Europe				
continuing	Northern Europe	4.1	2.7	5.0
	Germany	0.2	-	1.0
North America				
continuing		0.2	0.4	0.8
Group		**9.6**	**6.1**	**15.2**
Joint Ventures				
continuing		-	-	-
Associates				
continuing		-	-	-
		9.6	**6.1**	**15.2**

(d) Exceptional operating items

			Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
UK					
continuing		reorganisation costs	-	(19.1)	(20.7)
Other Europe					
continuing	Northern Europe	reorganisation costs	-	-	(3.6)
			-	**(19.1)**	**(24.3)**

(e) Goodwill

		Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
UK				
continuing		3.0	2.9	6.0
Other Europe				
continuing	Northern Europe	0.5	0.5	0.9
	Germany	3.2	3.1	6.7
North America				
continuing		8.8	8.1	16.5
Group		**15.5**	**14.6**	**30.1**
Joint Ventures				
continuing		0.6	0.4	1.2
Associates				
continuing		0.3	0.1	0.5
		16.4	**15.1**	**31.8**

(f) (Loss)/profit on sale of tangible fixed assets

		Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
UK				
continuing		(0.1)	21.0	22.9
Other Europe				
continuing	Northern Europe	(1.4)	0.4	-
	Germany	(0.2)	-	(0.1)
North America				
continuing		-	0.1	-
Group		**(1.7)**	**21.5**	**22.8**
Joint Ventures				
continuing		-	6.1	-
		(1.7)	**27.6**	**22.8**

(g) Losses on terminated operations

	Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
UK			
continuing	-	-	1.9
Other Europe			
discontinued	-	-	2.0
	-	**-**	**3.9**

During 2002 the Group incurred costs of £0.2m in relation to the closure of its Belgian charter airline and tour operations in France and Belgium which have been offset by utilisation of provisions made following the announcement of the termination of the operations in 2000.

(h) Costs of a fundamental reorganisation

		Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
UK				
continuing		-	4.9	0.1
Other Europe				
continuing	Germany	1.5	-	11.2
		1.5	**4.9**	**11.3**

The current year costs relate to the ongoing fundamental reorganisation of the Group's business in Germany, which commenced last year.

(i) Finance charges (net)

		Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
UK				
continuing		4.6	8.8	24.0
Other Europe				
continuing	Northern Europe	2.0	4.5	1.8
	Germany	(4.0)	(4.6)	(9.1)
acquisitions	Northern Europe	(0.1)	-	-
discontinued activities		-	-	-
North America				
continuing		(7.5)	(11.2)	(19.0)
Group		**(5.0)**	**(2.5)**	**(2.3)**
Joint Ventures				
continuing		(0.5)	(0.1)	(0.3)
Associates				
continuing		-	-	0.2
		(5.5)	**(2.6)**	**(2.4)**

(j) (Loss)/profit on ordinary activities before tax

		Pre e-commerce, exceptional items & goodwill		Post e-commerce, exceptional items & goodwill		
		Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
UK						
continuing		(83.0)	(42.0)	(91.2)	(50.9)	110.6
Other Europe						
continuing	Northern Europe	(14.2)	(2.9)	(20.2)	(5.7)	32.0
	Germany	(22.3)	(29.6)	(27.4)	(32.7)	(52.6)
acquisitions	Northern Europe	(1.5)	-	(1.5)	-	-
discontinued activities		-	-	-	-	(2.0)
North America						
continuing		(6.8)	(6.9)	(15.8)	(15.3)	(10.8)
Group		**(127.8)**	**(81.4)**	**(156.1)**	**(104.6)**	**77.2**
Joint Ventures						
continuing		0.3	1.1	(0.3)	6.8	1.5
Associates						
continuing		(0.3)	0.3	(0.6)	0.2	2.6
		(127.8)	**(80.0)**	**(157.0)**	**(97.6)**	**81.3**

3. Tax on (loss)/profit on ordinary activities

The tax rate assumed for the half year ended 31 March 2002 is 24.0% on the loss before tax, exceptional items and goodwill (2001: 23.7%), which takes account of the forecast effective tax rate for the year ending 30 September 2002.

4. Dividends

	Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
Equity dividends: ordinary			
Interim dividend of 2.00p per share (2001: 2.00p)	9.8	9.8	9.8
Final 2001 dividend of 7.50p per share paid 4 April 2002	-	-	36.9
Dividends paid and proposed to be paid to Employee Share Ownership Plan Trusts (ESOP) shares	-	-	(0.1)
	9.8	**9.8**	**46.6**

5. (Loss)/earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts.

Supplementary earnings per share figures are presented. These exclude the effects of the amortisation of goodwill and also the effects of the exceptional items and e-commerce costs and are presented to allow comparison to the prior year on a like-for-like basis.

	Unaudited 6 months to 31/03/02	Unaudited 6 months to 31/03/02	Unaudited 6 months to 31/03/01	Unaudited 6 months to 31/03/01	Restated Year to 30/09/01	Restated Year to 30/09/01
Weighted average number of shares (millions)		491.4		489.6		490.2
	Earnings £m	Per share amount p	Earnings £m	Per share amount p	Earnings £m	Per share amount p
Basic (loss)/earnings per share	(132.1)	(26.88)	(80.1)	(16.37)	31.7	6.46
Effect of goodwill amortisation (including tax)	16.4	3.33	12.7	2.60	31.8	6.50
Basic (loss)/earnings per share pre-goodwill	(115.7)	(23.55)	(67.4)	(13.77)	63.5	12.96
Exceptional items (including tax)	2.9	0.58	(7.2)	(1.46)	16.7	3.40
Basic (loss)/earnings per share pre-goodwill and exceptional items	(112.8)	(22.97)	(74.6)	(15.23)	80.2	16.36
e-commerce costs (including tax)	7.3	1.49	4.6	0.95	11.6	2.37
Basic (loss)/earnings per share pre-goodwill, exceptional items and e-commerce costs	(105.5)	(21.48)	(70.0)	(14.28)	91.8	18.73

6. Reconciliation of operating (loss)/profit to operating cash flows

	Unaudited 6 months to 31/03/02 £m	Unaudited 6 months to 31/03/01 £m	Year to 30/09/01 £m
Operating (loss)/profit	(147.9)	(118.7)	71.9
Depreciation charges	32.8	36.5	73.8
Goodwill amortisation	15.5	14.6	30.1
Provision against fixed asset investments	0.1	(0.8)	0.3
Movements in working capital	(170.8)	(172.6)	(151.0)
Cash impact of the termination of operations	(0.5)	(11.4)	(17.2)
Cash impact of the fundamental reorganisation	(8.7)	(11.7)	(18.4)
Net cash outflow from operating activities	**(279.5)**	**(264.1)**	**(10.5)**

7. Analysis of net debt

	At 01/10/01 £m	Cash inflow/ (outflow) £m	Acquisitions £m	Other non-cash changes £m	Exchange movements £m	At 31/03/02 £m
Cash at bank and in hand	176.2	(45.0)	-	-	(6.8)	124.4
Term deposits	202.4	(147.5)	-	-	-	54.9
Cash and deposits	378.6	(192.5)	-	-	(6.8)	179.3
Overdrafts	(0.2)	0.2	-	-	-	-
Debt due within 1 year	(16.7)	(86.8)	-	-	-	(103.5)
Debt due after 1 year	(343.0)	-	-	25.0	(2.2)	(320.2)
Issue costs of Convertible Bonds due 2004	3.7	-	-	(1.1)	-	2.6
Finance leases	(42.4)	11.3	-	(89.9)	(0.2)	(121.2)
	(20.0)	**(267.8)**	-	**(66.0)**	**(9.2)**	**(363.0)**

8. Prior year adjustment

The interim financial statements have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year ended 30 September 2001 to which no changes have been made other than the adoption of FRS 19 Deferred Taxation. This requires full provision to be made for deferred tax on most types of timing difference and has been dealt with by way of a prior year adjustment which increases the deferred tax provision at 30 September 2001 by £8.0m and reduces the tax charge for that year by £0.9m.

9. Acquisitions

On 12 October 2001, the Group acquired the brand name and retail outlets of NBBS, a tour operator based in The Netherlands.

10. General

A copy of our Interim Report 2002 will be sent to all shareholders and further copies will be available for members of the public on our website at mytravelgroup.com, or on application to the Company Secretary, MyTravel Group plc, Parkway One, Parkway Business Centre, 300 Princess Road, Manchester, M14 7QU.